Exhibit 99.3

Cambridge Antibody Technology Group plc Form of Proxy for use at the Extraordinary General Meeting to be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 p.m. on 11 March 2003.

I/We ___________________________________________________________________________
of______________________________________________________________________________
being (a) holder(s) of ordinary shares of 10 pence in Cambridge Antibody Technology Group plc (the "Company") hereby appoint the chairman of the meeting (Note 1) or
________________________________________________________________________________

as my/ our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting to be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 p.m. on 11 March 2003 and at any adjournment of that meeting, and I/we direct my/our proxy to vote in respect of the resolutions to be proposed at that meeting as indicated below (Note 3).

Electronic Proxy Appointment

Legislation has now been passed which permits you to appoint a proxy electronically. If you wish to submit your proxy form via the internet, you will need an internet enabled PC or Mac with Internet Explorer 4 or Netscape 4 or above. You will also need your Unique Shareholder Identification Number (USIN) and Personal Identification Number (PIN) (which are printed above) to access the service. Your PIN will expire at 12.30 p.m. on Sunday 9 March 2003. Before you can appoint a proxy you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions as they set out the basis on which proxy appointment via the internet shall take place.

Use of the electronic proxy appointment service is entirely voluntary. You can continue to submit your proxy card by post if you wish.

If you would like to appoint your proxy electronically or elect to receive certain information (such as notices of General Meetings or Annual Reports and Accounts) via the internet, go to www.cambridgeantibody.com, click the investor relations tab, select share info followed by electronic proxy voting (to appoint your proxy) or shareholder info services (to receive information) from the menu on the left hand side of the screen. Should you experience any problems in registering for either of these services or have any questions, please call the dedicated helpline on +44 (0)870 889 3109.

Please indicate with an X in the space opposite each resolution how you wish your proxy to vote. The person appointed will exercise his/her discretion as to how he/she votes or whether he/she abstains from voting (a) if no instruction is given in respect of the resolutions or (b) on any other business (including amendments to the resolutions) which may come before the meeting.

Ordinary resolutions          For         Against       Vote Withheld*

1. To approve the merger with Oxford GlycoSciences Plc, to increase the share capital of the Company and to empower the directors of the Company to allot the newly created shares.

2. To authorise the directors generally to allot shares

3. To approve the amendment of employee share schemes of the Company.

Special resolutions

4. To disapply the statutory pre-emption rights.

5. To amend the articles of association of the Company.

*The "vote withheld" option above is provided to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" or "Against" a resolution.

Dated this day _________________________________________________________ of 2003

Signature or common seal _______________________________________________________
(Note 5)

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy or proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, Forms of Proxy and any power of attorney or other written authority under which it is signed must be lodged with the Registrars of the Company at Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA not less that 48 hours before the time appointed for the Extraordinary General Meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for taking the poll.

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3. Completion of a Form of Proxy will not prevent a member from attending and voting in person at the meeting should the member so wish.

4. In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. on Sunday 9 March 2003 (the "Specified Time") will be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after the Specified Time will be disregarded in determining the rights of the person to attend or vote at the meeting. Should the meeting be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned meeting. Should the meeting be adjourned for a longer period, then to be so entitled members must be entered on the Company's register of members at the time which is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

5. If the appointment is made by a corporation this proxy must be executed under its common seal (or such form of execution as has the same effect) or under the hand of an officer or attorney authorised in writing.

6. The definitions used in the Listing Particulars of the Company, dated 6 February 2003, also apply to this Form of Proxy.

BUSINESS REPLY SERVICE
Licence No. S W B 1002
1
Computershare Investor Services PLC
PO Box 1075
The Pavilions
Bridgwater Road
Bristol BS99 3FA